

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303

Re: Inpixon
Amendment No. 1 to Registration Statement on Form S-4
Exhibit Nos. 10.62, 10.63
Filed October 6, 2023
File No. 333-273964

Dear Nadir Ali:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance